Exhibit (a)(1)(J)
Motorola, Inc.
Stock Option Exchange Program
Form of Reminder Email
Subject: Time is Running Out — Review Your Choices on Motorola’s Stock Option Exchange Website.
From: no-reply@motorolaoptionexchange.com
Date:
To:
There are only X days left to make an election before the Exchange Period closes for the Motorola Stock Option Exchange Program. The Program permits Eligible Employees to voluntarily exchange Eligible Options for fewer Replacement Options with a lower Exercise Price, a new vesting schedule, and new terms and conditions.
The full terms of the Program are described in the Offer to Exchange and all of the related documents, which you can access through the Facts page at https://www.MotorolaOptionExchange.com/facts.
Certain of these documents are filed as exhibits to the Motorola Schedule TO-Tender Offer Statement. You also can access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov.
You should have received two separate email messages with your Login ID and password on 14 May 2009. If you did not receive those email messages, go to https://www.MotorolaOptionExchange.com to request your unique Login ID and/or password.
You can make, change or withdraw your election anytime during the Exchange Period. However, please note that once the Exchange Period closes, you cannot change your election. There will be no exceptions. If you do not exchange, you’ll retain your Eligible Options with their existing Exercise Price, vesting schedules, and other terms and conditions.
If you elect to make an exchange, a confirmation will be sent to your email address following the transaction.
The Exchange Period will end 12 June 2009 at 3:00 p.m. U.S. Central time. However, the Exchange Period could be extended. If an extension occurs, we’ll notify you. You can log in to the Stock Option Exchange website at https://www.MotorolaOptionExchange.com to make an election before that time.